SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S JANUARY TRAFFIC DOWN 6%

Ryanair today (3rd Feb) released passenger and load factor stats for Jan 2012 as follows:

	Jan 11	Jan 12	Change	Yr to Jan 12
Passengers (m) 1	4.66M	4.39M	-6%	76.2M
Load Factor 2	71%	71%	0%	82%

Ryanair's Stephen McNamara said:

"As previously guided, Ryanair's 2011/12 winter traffic was expected to decline by approx 5% as we sit up to 80 aircraft on the ground due to higher oil prices."

ENDS.

1.	Booked seats sold

2.	Passengers as a percentage of total seats available.

For further information:

Stephen McNamara - Ryanair              Joe Carmody - Edelman

Tel: 00 353 1 812 1212                        Tel: 00 353 1 678 9333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 February, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary